EXHIBIT 12.1

Mondelēz International, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions of U.S. dollars, except ratio)

	For the Three Months Ended June 30, 2015	For the Six Months Ended June 30, 2015

Earnings before income taxes	$527	$952

Add / (Deduct):
Equity in net earnings of less than 50% owned affiliates	(30)	(56)
Dividends from less than 50% owned affiliates	3	58
Fixed charges	204	441
Interest capitalized, net of amortization	(1)	(3)

Earnings available for fixed charges	$703	$1,392

Fixed charges:
Interest incurred:
Interest expense	$177	$386
Capitalized interest	1	3

	178	389
Portion of rent expense deemed to represent interest factor	26	52

Fixed charges	$204	$441

Ratio of earnings to fixed charges	3.4	3.2